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carmen.wong@shearman.com	October 25, 2011

VIA EDGAR

Kimberly Browning
Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549

SkyBridge G II Fund, LLC
(File Nos. 333-174399 and 811-22561)

Dear Ms. Browning:

On behalf of SkyBridge G II Fund, LLC (the “Fund”), a Delaware limited liability company, we are hereby filing pre-effective amendment no. 2 to the Fund’s Registration Statement on Form N-2 (the “Amended Registration Statement”) under the Securities Act of 1933 and the Investment Company Act of 1940.

We are filing the Amended Registration Statement in order to reflect the comment Ms. Cindy Rose provided by telephone on October 21, 2011 to the Company’s registration statement on Form N-2 filed with the Securities and Exchange Commission on September 27, 2011 (listed as an EDGAR N-2/A filing).  The Amended Registration Statement also contains conforming changes that are consistent with disclosures appearing in other sections of the registration statement that was filed on September 27, 2011.

If you require additional information, please do not hesitate to contact me at (212) 848-4084.

Very truly yours,

/s/ Carmen Wong

Carmen Wong

Enclosure

cc:	Richard Pfordte (SEC)
Nathan J. Greene (S&S)

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